NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

10.04.2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. ~~82-5167~~)** Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Information on the events that may significantly affect the price of the Company's securities dated April 5, 2006
2. Information on the events that may significantly affect the price of the Company's securities dated April 5, 2006
3. Information on the events that may significantly affect the price of the Company's securities dated April 5, 2006
4. Modifications and amendments to the Charter of MMC Norilsk Nickel

The above-listed document is available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information

Full name and title of the person: ***Morozov Denis Stanislavovich, member of the Management Board;***

Full name of the profit organization in which this person's share of the authorized capital has changed: ***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel;***

Location of the profit organization, in which this person's share of the authorized capital has changed: ***Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation;***

This person's share in the authorized capital of the aforementioned organization before change: ***0.000003 %;***

Percentage of ordinary shares of the aforementioned organization held by this person before change: ***0.000003 %;***

This person's share in the authorized capital of the aforementioned organization after change: ***0.000004%****

Percentage of ordinary shares of the aforementioned organization held by this person after change: ***0.000004%*;***

Date when the Issuer became aware of the change: ***April 5, 2006.***

* - the share has changed as a result of the reduction in MMC Norilsk Nickel's authorized capital

Representative of MMC Norilsk Nickel
(Power of Attorney № ГМК-115/99-нм of 25.01.2006) ***Usanov D.A.***

April 5, 2006.

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information

Full name and title of the person: ***Rozenberg Jaques Iossifovich, member of the Management Board;***

Full name of the profit organization in which this person's share of the authorized capital has changed: ***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel;***

Location of the profit organization, in which this person's share of the authorized capital has changed: ***Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation;***

This person's share in the authorized capital of the aforementioned organization before change: ***0.00042 %;***

Percentage of ordinary shares of the aforementioned organization held by this person before change: ***0.00042 %;***

This person's share in the authorized capital of the aforementioned organization after change: ***0.00047%****

Percentage of ordinary shares of the aforementioned organization held by this person after change: ***0.00047%*;***

Date when the Issuer became aware of the change: ***April 5, 2006.***

* - the share has changed as a result of the reduction in MMC Norilsk Nickel's authorized capital

Representative of MMC Norilsk Nickel ***Usanov D.A.***
(Power of Attorney № ГМК-115/99-нм of 25.01.2006)

April 5, 2006.

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information
Full name and title of the person: ***Dolgikh Vladimir Ivanovich, member of the Board of Directors;***
Full name of the profit organization in which this person's share of the authorized capital has changed: ***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel;***
Location of the profit organization, in which this person's share of the authorized capital has changed: ***Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation;***
This person's share in the authorized capital of the aforementioned organization before change: ***0.00022 %;***
Percentage of ordinary shares of the aforementioned organization held by this person before change: ***0.00022 %;***
This person's share in the authorized capital of the aforementioned organization after change: ***0.00025%****
Percentage of ordinary shares of the aforementioned organization held by this person after change: ***0.00025%*;***
Date when the Issuer became aware of the change: ***April 5, 2006.***
* - the share has changed as a result of the reduction in MMC Norilsk Nickel's authorized capital

Representative of MMC Norilsk Nickel ***Usanov D.A.***
(Power of Attorney № ГМК-115/99-нт of 25.01.2006)

April 5, 2006

APPROVED
by MMC Norilsk Nickel's EGM,
Protocol of February 17, 2006

General Director of MMC Norilsk Nickel

___________________ M.D. Prokhorov

Modifications and amendments to the Charter of MMC Norilsk Nickel

1. To amend p.3.1 of the Charter as follows: "The Company's charter capital is comprised of aggregate par values of its shares, and amounts to RUB190 627 747 (one hundred and ninety million six hundred and twenty seven thousand seven hundred and forty seven)".
2. To amend p.3.2 of the Charter as follows: " The Company's charter capital is divided into 190 627 747 (one hundred and ninety million six hundred and twenty seven thousand seven hundred and forty seven) ordinary shares with par value of 1 Rouble each".
3. In para. a). of p.6.2.8 of the Charter, instead of the words "over the last three years preceding" to put "by the date of election and during a year preceding".
4. In p. 6.2.8, para. b). to strike out the words "or an affiliate of such persons".
5. To put para. e) of p.6.2.8 as follows: "is not a representative of the government, i.e. is not a representative of the Russian Federation or RF constituents in a joint stock company's Board of Directors entitled to exercise a special right (the right of the 'golden share'). Equally, this person cannot not be proposed to the Board of Directors by the government of the Russian Federation, or by the government of the RF constituent or municipal formation, if this members must vote on the basis of written guidelines (instructions, etc.), set by the above constituent or municipal formation".
6. To amend p.6.2.8 of the Charter with para. j). as follows: "is not a spouse, parent, son (daughter), brother (sister) of the Company's executives".
7. To replace the words "the results of the review" with the word "conclusions" in para. 1 of p. 5.7 of the Charter.
8. To strike out p. 6.3.3.29 of the Charter. P.p. 6.3.3.30-6.3.3.44 shall become p.p. 6.3.3.29-6.3.3.43 respectively.
9. All other articles and paragraphs of the Charter of MMC Norilsk Nickel shall stay unchanged.